SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Schedule TO
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
Fidelity National Information Services, Inc.
(Name of Subject Company (Issuer))
Fidelity National Information Services, Inc.
(Name of Filing Person (Offeror))
Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)
31620M106
(CUSIP Number of Class of Securities)
Michael L. Gravelle, Esq.
Corporate Executive Vice President, Chief Legal Officer and Corporate Secretary
Fidelity National Information Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204
Telephone: (904) 854-5000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Lawrence S. Makow, Esq.
Matthew M. Guest, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,500,000,000	$178,250

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 80,645,161 outstanding shares of common stock, par value $.01 per share, are being purchased at the maximum possible tender offer price of $31.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $71.30 per million of the value of the transaction.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Filing Party: N/A

Form or Registration No.: N/A Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	Summary Term Sheet	1
Item 2.	Subject Company Information	1
Item 3.	Identity and Background of Filing Person	1
Item 4.	Terms of the Transaction	1
Item 5.	Past Contacts, Transactions, Negotiations and Agreements	2
Item 6.	Purposes of the Transaction and Plans or Proposals	2
Item 7.	Source and Amount of Funds or Other Consideration	2
Item 8.	Interest in Securities of the Subject Company	2
Item 9.	Persons/Assets Retained, Employed, Compensated or Used	3
Item 10.	Financial Statements	3
Item 11.	Additional Information	3
Item 12.	Exhibits	3
Item 13.	Information Required by Schedule 13E-3	8
SIGNATURE
EXHIBIT INDEX
EX-99.(a)(1)(A) OFFER TO PURCHASE, DATED JULY 6, 2010
EX-99.(a)(1)(B) LETTER OF TRANSMITTAL
EX-99.(a)(1)(C) NOTICE OF GUARANTEED DELIVERY
EX-99.(a)(1)(D) LETTER TO BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES AND OTHER NOMINEES, DATED JULY 6, 2010
EX-99.(a)(1)(E) LETTER TO CLIENTS FOR USE BY BROKERS, DEALERS, COMMERICAL BANKS, TRUST COMPANIES AND OTHER NOMINEES, DATED JULY 6, 2010
EX-99.(a)(1)(F) LETTER TO FIDELITY NATIONAL INFORMATION SERVICES, INC. 401(K) PROFIT SHARING PLAN PARTICIPANTS, DATED JULY 6, 2010
EX-99.(a)(1)(G) DIRECTION FORM FOR PARTICIPANTS IN THE FIDELITY NATIONAL INFORMATION SERVICES, INC. 401(K) PROFIT SHARING PLAN
EX-99.(a)(1)(H) LETTER TO METAVANTE RETIREMENT PROGRAM PARTICIPANTS, DATED JULY 6, 2010
EX-99.(a)(1)(I) DIRECTION FORM FOR PARTICIPANTS IN THE METAVANTE RETIREMENT PROGRAM
EX-99.(a)(1)(J) LETTER TO NYCE CORPORATION EMPLOYEE'S TAX DEFERRED SAVINGS PLAN PARTICIPANTS, DATED JULY 6, 2010
EX-99.(a)(1)(K) DIRECTION FORM FOR PARTICIPANTS IN THE NYCE CORPORATION EMPLOYEE'S TAX DEFERRED SAVINGS PLAN
EX-99.(a)(1)(L) INSTRUCTIONS FOR TENDER THROUGH CONDITIONAL EXERCISE OF OPTIONS
EX-99.(a)(1)(M) OPTION ELECTION FORM
EX-99.(a)(5)(A) SUMMARY ADVERTISEMENT, DATED JULY 7, 2010

-i-

          This Tender Offer Statement on Schedule TO relates to the tender offer by Fidelity National Information Services, Inc., a Georgia corporation (“FIS” or the “Company”), to purchase, for not more than $2,500,000,000 in cash, up to 86,206,896 shares of its common stock, par value $.01 per share, at a price not more than $31.00 nor less than $29.00 per share, net to the seller in cash, without interest and subject to additional withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 6, 2010 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the accompanying Letter of Transmittal (the “Letter of Transmittal”), a copy of which is filed herewith as Exhibit (a)(1)(B), which together, as each may be amended or supplemented from time to time, constitute the “Tender Offer.” This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.
Item 1.   Summary Term Sheet.
          The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 2.   Subject Company Information.
          (a)      Name and Address. The name of the issuer is Fidelity National Information Services, Inc. The address of FIS’ principal executive offices is 601 Riverside Avenue, Jacksonville, Florida 32204. The telephone number of FIS’ principal executive offices is (904) 854-5000.
          (b)      Securities. The information set forth in the “Introduction” to the Offer to Purchase is incorporated herein by reference.
          (c)      Trading Market and Price. The information set forth in Section 7 of the Offer to Purchase (“Price Range of Shares; Dividends”) is incorporated herein by reference.
Item 3.   Identity and Background of Filing Person.
          Fidelity National Information Services, Inc. is the filing person. FIS’ address and telephone number are set forth in Item 2 above. The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.
Item 4.   Terms of the Transaction.
          (a)      Material Terms. The material terms of the transaction are described in the following sections of the Offer to Purchase, which are incorporated herein by reference:
•	Summary Term Sheet;

•	Introduction;

•	Section 1 (“Number of Shares; Purchase Price; Proration”);

•	Section 2 (“Purpose of the Tender Offer”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditions of the Tender Offer”);

•	Section 8 (“Source and Amount of Funds”);

•	Section 9 (“Certain Financial Information”);

•	Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”);

•	Section 14 (“Material U.S. Federal Income Tax Consequences”); and

•	Section 15 (“Extension of the Tender Offer; Termination; Amendment”).
          (b)      Purchases. Details regarding any purchases from an officer or director of FIS are set forth in the Introduction to the Offer to Purchase and in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) and is incorporated herein by reference.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
          Information regarding agreements involving FIS’ securities is set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) and is incorporated herein by reference.
Item 6.   Purposes of the Transaction and Plans or Proposals.
          (a); (b); (c) Purposes; Use of Securities Acquired; Plans. Information regarding the purposes of the transaction, use of securities acquired and plans or proposals is set forth in the following sections of the Offer to Purchase and is incorporated herein by reference.
•	Summary Term Sheet;

•	Section 2 (“Purpose of the Tender Offer”);

•	Section 8 (“Source and Amount of Funds”);

•	Section 9 (“Certain Financial Information — Summary Unaudited Pro Forma Consolidated Financial Data”); and

•	Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”).
Item 7.   Source and Amount of Funds or Other Consideration.
          (a); (b); (d) Source of Funds; Conditions; Borrowed Funds. Information regarding the source of funds, financing, and borrowed consideration is set forth in Section 8 of the Offer to Purchase (“Source and Amount of Funds”) and Section 9 (“Certain Financial Information — Summary Unaudited Pro Forma Consolidated Financial Data”) and is incorporated herein by reference.
Item 8.   Interest in Securities of the Subject Company.
          (a); (b) Securities Ownership; Securities Transactions. The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 9.     Persons/Assets Retained, Employed, Compensated or Used.
          The information set forth under “Summary Term Sheet” and in Section 16 of the Offer to Purchase (“Fees and Expenses”) is incorporated herein by reference.
Item 10.   Financial Statements.
          (a); (b) Financial Information; Pro Forma Information.
          The information set forth in Section 9 of the Offer to Purchase (“Certain Financial Information”) is incorporated herein by reference.
Item 11.   Additional Information.
          The Company will amend the Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Section 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Tender Offer to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2) of the Exchange Act.
          (a)       Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 10 of the Offer to Purchase (“Certain Information Regarding FIS”), Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) and Section 13 of the Offer to Purchase (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
          (b)       Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed herewith as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.
Item 12.   Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 6, 2010.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated July 6, 2010.

(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated July 6, 2010.

(a)(1)(F)	Letter to Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan Participants, dated July 6, 2010.

(a)(1)(G)	Direction Form for Participants in the Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan.

(a)(1)(H)	Letter to Metavante Retirement Program Participants, dated July 6, 2010.

(a)(1)(I)	Direction Form for Participants in the Metavante Retirement Program.

(a)(1)(J)	Letter to NYCE Corporation Employee’s Tax Deferred Savings Plan Participants, dated July 6, 2010.

(a)(1)(K)	Direction Form for Participants in the NYCE Corporation Employee’s Tax Deferred Savings Plan.

(a)(1)(L)	Instructions for Tender through Conditional Exercise of Options.

(a)(1)(M)	Option Election Form.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Summary Advertisement.

(a)(5)(B)	News Release, dated May 18, 2010 (incorporated by reference to Exhibit 99.1 to FIS’ Schedule TO-C filed on May 18, 2010).

(a)(5)(C)	Employee Communication, dated May 18, 2010 (incorporated by reference to Exhibit 99.2 to FIS’ Schedule TO-C filed on May 18, 2010).

(a)(5)(D)	News Release, dated May 25, 2010 (incorporated by reference to Exhibit 99.1 to FIS’ Schedule TO-C filed on May 26, 2010).

(a)(5)(E)	Employee Communication, dated May 25, 2010 (incorporated by reference to Exhibit 99.1 to FIS’ Schedule TO-C filed on May 26, 2010).

(a)(5)(F)	Presentation materials for use at the investor and analyst conference on June 9, 2010 (incorporated by reference to Exhibit 99.1 to FIS’ Schedule TO-C filed on June 9, 2010).

(a)(5)(G)	Press Release, dated June 29, 2010 (incorporated by reference to Exhibit 99.1 to FIS’ Schedule TO-C filed on June 29, 2010).

(a)(5)(H)	News release, dated July 6, 2010 (incorporated by reference to Exhibit 99.3 to Current Report on Form 8-K filed on July 6, 2010).

(b)(1)	Amendment and Restatement Agreement dated as of June 29, 2010 by and among FIS, the other financial institutions party thereto as Lenders, JPMorgan Chase Bank, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer and Bank of America, N.A., as Swing Line Lender, including as Exhibit A thereto the Amended and Restated Credit Agreement dated as of January 18, 2007, and amended and restated as of June 29, 2010, among FIS, the other borrowers, the parties signatory thereto from time to time as Lenders, JPMorgan Chase Bank, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, and Bank of America, N.A., as Swing Line Lender (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on July 2, 2010).

(b)(2)	Receivable Purchase Agreement, dated as of October 1, 2009, among FIS Receivable SPV, LLC, as seller, Fidelity National Information Services, Inc., as servicer, Fidelity Information Services, Inc., eFunds Corporation, Fidelity National Card Services, Inc., and Intercept, Inc., as initial receivables administrators, the banks and other financial institutions party thereto, as purchasers, and JPMorgan Chase Bank, N.A., as agent, J.P. Morgan Securities, Inc., as sole lead arranger and sole bookrunner (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed October 2, 2009).

(b)(3)	Omnibus Amendment No. 1 (the “Omnibus Amendment”) to Receivables Purchase Agreement, Receivables Sale Agreement and Guaranty dated June 30, 2010, among FIS Receivables SPV, LLC, FIS, each subsidiary of FIS party thereto as an originator, each subsidiary of FIS party thereto as a guarantor, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the purchasers party thereto (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed on July 2, 2010).

(d)(1)	Registration Rights Agreement, dated as of February 1, 2006, among Fidelity National Information Services, Inc. and the security holders named therein (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed on February 6, 2006).

(d)(2)	Certegy Inc. Executive Life and Supplemental Retirement Benefit Plan (incorporated by reference to Exhibit 10.13 to Annual Report on Form 10-K filed on March 25, 2002).

(d)(3)	Grantor Trust Agreement, dated as of July 8, 2001, between Certegy Inc. and Wachovia Bank, N.A. (incorporated by reference to Exhibit 10.15 to Annual Report on Form 10-K filed on March 25, 2002).

(d)(4)	Grantor Trust Agreement, dated as of July 8, 2001 and amended and restated as of December 5, 2003, between Certegy Inc. and Wachovia Bank, N.A. (incorporated by reference to Exhibit 10.15(a) to Annual Report on Form 10-K filed on February 17, 2004).

(d)(5)	Certegy Inc. Non-Employee Director Stock Option Plan, effective as of June 15, 2001 (incorporated by reference to Exhibit 10.24 to Annual Report on Form 10-K filed on March 25, 2002).

(d)(6)	Certegy Inc. Deferred Compensation Plan, effective as of June 15, 2001 (incorporated by reference to Exhibit 10.25 to Annual Report on Form 10-K filed on March 25, 2002).

(d)(7)	Certegy 2002 Bonus Deferral Program Terms and Conditions (incorporated by reference to Exhibit 10.29 to Annual Report on Form 10-K filed on March 25, 2002).

(d)(8)	Form of Certegy Inc. Annual Incentive Plan (incorporated by reference to Exhibit 10.46 to Current Report on Form 8-K filed on February 10, 2005).

(d)(9)	Form of Certegy Inc. Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.47 to Annual Report on Form 10-K filed on March 11, 2005).

(d)(10)	Form of Certegy Inc. Stock Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.48 to Annual Report on Form 10-K filed on March 11, 2005).

(d)(11)	Form of Certegy Inc. Stock Incentive Plan Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.49 to Annual Report on Form 10-K filed on March 11, 2005).

(d)(12)	Form of Notice of Restricted Stock Grant and Restricted Stock Award Agreement under Fidelity National Information Services, Inc. (f/k/a Certegy Inc.) Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed on March 25, 2008).

(d)(13)	Fidelity National Information Services, Inc. 2005 Stock Incentive Plan, effective as of March 9, 2005 (incorporated by reference to Exhibit 10.84 to Annual Report on Form 10-K of Fidelity National Financial, Inc. filed on March 16, 2005).

(d)(14)	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 99.10 to Current Report on Form 8-K filed on February 6, 2006).

(d)(15)	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 99.11 to Current Report on Form 8-K filed on February 6, 2006).

(d)(16)	Amended and Restated Certegy Inc. Stock Incentive Plan, effective as of June 15, 2001 and amended and restated as of October 23, 2006 (incorporated by reference to Annex B to Amendment No. 1 to Registration Statement on Form S-4 filed on September 19, 2006).

(d)(17)	Form of Amendment to Change in Control Letter Agreements (incorporated by reference to Exhibit 99.36 to Current Report on Form 8-K filed on February 6, 2006).

(d)(18)	Fidelity National Financial, Inc. Amended and Restated 2001 Stock Incentive Plan, amended and restated as of July 24, 2001 and as of November 12, 2004 and effective as of December 16, 2004 (incorporated by reference to Annex B to Definitive Proxy Statement on Schedule 14A of Fidelity National Financial, Inc. filed on November 15, 2004).

(d)(19)	Micro General Corporation 1999 Stock Incentive Plan, effective as of November 17, 1999 (incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-8 of Micro General Corporation filed on February 1, 2000).

(d)(20)	Form of Stock Option Agreement and Notice of Stock Option Grant under Fidelity National Information Services, Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of Fidelity National Financial, Inc. filed on March 21, 2005).

(d)(21)	Sanchez Computer Associates, Inc. Amended and Restated 1995 Equity Compensation Plan, effective as of October 9, 1995 (incorporated by reference to Exhibit 99.1 to Registration Statement on Form S-8 of Fidelity National Financial, Inc. filed on April 15, 2004).

(d)(22)	InterCept Group, Inc. Amended and Restated 1996 Stock Option Plan, InterCept, Inc. 2002 Stock Option Plan and InterCept, Inc. G. Lynn Boggs 2002 Stock Option Plan, all amended and restated as of November 8, 2004 (incorporated by reference to Exhibits 99.2, 99.3 and 99.4, respectively, to Registration Statement on Form S-8 of Fidelity National Financial, Inc. filed on November 23, 2004).

(d)(23)	Fidelity National Financial Inc. 2004 Omnibus Incentive Plan, effective as of December 16, 2004 (incorporated by reference to Annex A to Definitive Proxy Statement on Schedule 14A of Fidelity National Financial, Inc. filed on November 15, 2004).

(d)(24)	Notice of Stock Option Grant under Fidelity National Financial, Inc. 2004 Omnibus Incentive Plan, effective as of August 19, 2005 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of Fidelity National Financial, Inc. filed on August 25, 2005).

(d)(25)	Fidelity National Information Services, Inc. 2008 Omnibus Incentive Plan, effective as of May 29, 2008 (incorporated by reference to Annex A to Definitive Proxy Statement on Schedule 14A filed on April 15, 2008).

(d)(26)	Form of Notice of Restricted Stock Grant and Restricted Stock Award Agreement under Fidelity National Information Services, Inc. 2008 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.50 to Annual Report on Form 10-K filed on February 27, 2009).

(d)(27)	Form of Notice of Stock Option Grant and Stock Option Agreement under Fidelity National Information Services, Inc. 2008 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.51 to Annual Report on Form 10-K filed on February 27, 2009).

(d)(28)	Restricted Stock Unit Award Agreement under the Fidelity National Information Services, Inc. 2008 Omnibus Incentive Plan, dated as of October 1, 2009, between William P. Foley and Fidelity National Information Services, Inc. (incorporated by reference to Exhibit 10.14 to Current Report on Form 8-K filed on October 2, 2009).

(d)(29)	Form of Notice of Restricted Stock Grant and Restricted Stock Award Agreement under Fidelity National Information Services, Inc. 2008 Omnibus Incentive Plan for November 2009 grants. (incorporated by reference to Exhibit 10.32 to Annual Report on Form 10-K filed on February 26, 2010).

(d)(30)	Fidelity National Information Services, Inc. Employee Stock Purchase Plan, effective as of March 16, 2006 (incorporated by reference to Annex C to Amendment No. 1 to Registration Statement on Form S-4 filed on September 19, 2006).

(d)(31)	Amended and Restated Metavante 2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to FIS’ Post-Effective Amendment No. 1 on Form S-8 to Form S-4 filed on October 1, 2009).

(d)(32)	Form of Metavante Non-Statutory Stock Option Award — Certificate of Award Agreement for grants made between November 2007 and October 2008 (incorporated by reference to Exhibit 10.10(a) to Metavante Technologies, Inc.’s Current Report on Form 8-K filed on November 6, 2007).

(d)(33)	Form of Metavante Non-Statutory Stock Option Award — Certificate of Award Agreement for grants made in November 2008 (incorporated by reference to Exhibit 10.10(b) to Metavante Technologies, Inc.’s Annual Report on Form 10-K filed on February 20, 2009).

(d)(34)	Form of Metavante Non-Statutory Stock Option Award — Certificate of Award Agreement for Frank R. Martire, Michael D. Hayford, Frank G. D’Angelo and Donald W. Layden, Jr. for grants made in November 2008 (incorporated by reference to Exhibit 10.10(c) to Metavante Technologies, Inc.’s Annual Report on Form 10-K filed on February 20, 2009).

(d)(35)	Form of Metavante Restricted Stock Award — Certificate of Award Agreement for grants made in November and December 2007 (incorporate by reference to Exhibit 10.10(b) to Metavante Technologies, Inc.’s Current Report on Form 8-K filed on November 6, 2007).

(d)(36)	Form of Metavante Restricted Stock Award — Certificate of Award Agreement for grants made in January 2008 (incorporated by reference to Exhibit 10.10(e) to Metavante Technologies, Inc.’s Annual Report on Form 10-K filed on February 20, 2009).

(d)(37)	Metavante Restricted Stock Award — Certificate of Award Agreement between Metavante Technologies, Inc. and Timothy C. Oliver dated November 12, 2007 (incorporated by reference to Exhibit 10.10(f) to Metavante Technologies, Inc.’s Annual Report on Form 10-K filed on February 20, 2009).

(d)(38)	Form of Metavante Performance Share Award — Certificate of Award Agreement (incorporated by reference to Exhibit 10.10(g) to Metavante Technologies, Inc.’s Annual Report on Form 10-K filed on February 20, 2009).

(d)(39)	Form of Metavante Restricted Stock Agreement for grants made to Frank R. Martire and Frank G. D’Angelo on October 2, 2009 (incorporated by reference to Exhibit 10.42 to Annual Report on Form 10-K filed on February 26, 2010).

(d)(40)	Form of Metavante Stock Option Agreement for grants made to Frank R. Martire, Michael D. Hayford, Frank G. D’Angelo and Brian Hurdis on October 2, 2009 (incorporated by reference to Exhibit 10.43 to Annual Report on Form 10-K filed on February 26, 2010).

(d)(41)	Form of Stock Option Agreement for grants made in November 2009 under the Metavante 2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.44 to Annual Report on Form 10-K filed on February 26, 2010).

(d)(42)	Form of Restricted Stock Agreement for grants made in November 2009 under the Metavante 2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.45 to Annual Report on Form 10-K filed on February 26, 2010).

(d)(43)	Fidelity National Information Services, Inc. Annual Incentive Plan, effective as of October 23, 2006 (incorporated by reference to Annex D to Amendment No. 1 to Registration Statement on Form S-4 filed on September 19, 2006).

(d)(44)	Form of Fidelity National Information Services, Inc. (f/k/a Certegy Inc.) Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.56 to Annual Report on Form 10-K filed on March 1, 2007).

(d)(45)	Investment Agreement, dated as of March 31, 2009, by and between Fidelity National Information Services, Inc. and the investors party thereto (incorporated by reference to Exhibit 99.1 to Registration Statement on Form S-4 filed on May 4, 2009).

(d)(46)	Shareholders Agreement, dated as of March 31, 2009, by and among Fidelity National Information Services, Inc., WPM, L.P. (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed May 4, 2009).

(d)(47)	Stock Purchase Right Agreement, dated as of March 31, 2009, among Fidelity National Information Services, Inc., WPM, L.P. (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed May 4, 2009).

(g)	Not applicable.

(h)	Not applicable.
Item 13.   Information Required by Schedule 13E-3.
          Not applicable.

SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
By:	/s/ Michael L. Gravelle
	Name:	Michael L. Gravelle
	Title:	Corporate Executive Vice President, Chief Legal Officer, and Corporate Secretary

Dated: July 6, 2010

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 6, 2010.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated July 6, 2010.

(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated July 6, 2010.

(a)(1)(F)	Letter to Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan Participants, dated July 6, 2010.

(a)(1)(G)	Direction Form for Participants in the Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan.

(a)(1)(H)	Letter to Metavante Retirement Program Participants, dated July 6, 2010.

(a)(1)(I)	Direction Form for Participants in the Metavante Retirement Program.

(a)(1)(J)	Letter to NYCE Corporation Employee’s Tax Deferred Savings Plan Participants, dated July 6, 2010.

(a)(1)(K)	Direction Form for Participants in the NYCE Corporation Employee’s Tax Deferred Savings Plan.

(a)(1)(L)	Instructions for Tender through Conditional Exercise of Options.

(a)(1)(M)	Option Election Form.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Summary Advertisement.

(a)(5)(B)	News Release, dated May 18, 2010 (incorporated by reference to Exhibit 99.1 to FIS’ Schedule TO-C filed on May 18, 2010).

(a)(5)(C)	Employee Communication, dated May 18, 2010 (incorporated by reference to Exhibit 99.2 to FIS’ Schedule TO-C filed on May 18, 2010).

(a)(5)(D)	News Release, dated May 25, 2010 (incorporated by reference to Exhibit 99.1 to FIS’ Schedule TO-C filed on May 26, 2010).

(a)(5)(E)	Employee Communication, dated May 25, 2010 (incorporated by reference to Exhibit 99.1 to FIS’ Schedule TO-C filed on May 26, 2010).

(a)(5)(F)	Presentation materials for use at the investor and analyst conference on June 9, 2010 (incorporated by reference to Exhibit 99.1 to FIS’ Schedule TO-C filed on June 9, 2010).

(a)(5)(G)	Press Release, dated June 29, 2010 (incorporated by reference to Exhibit 99.1 to FIS’ Schedule TO-C filed on June 29, 2010).

(a)(5)(H)	News release, dated July 6, 2010 (incorporated by reference to Exhibit 99.3 to Current Report on Form 8-K filed July 6, 2010).

(b)(1)	Amendment and Restatement Agreement dated as of June 29, 2010 by and among FIS, the other financial institutions party thereto as Lenders, JPMorgan Chase Bank, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer and Bank of America, N.A., as Swing Line Lender, including as Exhibit A thereto the Amended and Restated Credit Agreement dated as of January 18, 2007, and amended and restated as of June 29, 2010, among FIS, the other borrowers, the parties signatory thereto from time to time as Lenders, JPMorgan Chase Bank, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, and Bank of America, N.A., as Swing Line Lender (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on July 2, 2010).

(b)(2)	Receivable Purchase Agreement, dated as of October 1, 2009, among FIS Receivable SPV, LLC, as seller, Fidelity National Information Services, Inc., as servicer, Fidelity Information Services, Inc., eFunds Corporation, Fidelity National Card Services, Inc., and Intercept, Inc., as initial receivables administrators, the banks and other financial institutions party thereto, as purchasers, and JPMorgan Chase Bank, N.A., as agent, J.P. Morgan Securities, Inc., as sole lead arranger and sole bookrunner (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed October 2, 2009).

(b)(3)	Omnibus Amendment No. 1 (the “Omnibus Amendment”) to Receivables Purchase Agreement, Receivables Sale Agreement and Guaranty dated June 30, 2010, among FIS Receivables SPV, LLC, FIS, each subsidiary of FIS party thereto as an originator, each subsidiary of FIS party thereto as a guarantor, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the purchasers party thereto (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed on July 2, 2010).

(d)(1)	Registration Rights Agreement, dated as of February 1, 2006, among Fidelity National Information Services, Inc. and the security holders named therein (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed on February 6, 2006).

(d)(2)	Certegy Inc. Executive Life and Supplemental Retirement Benefit Plan (incorporated by reference to Exhibit 10.13 to Annual Report on Form 10-K filed on March 25, 2002).

(d)(3)	Grantor Trust Agreement, dated as of July 8, 2001, between Certegy Inc. and Wachovia Bank, N.A. (incorporated by reference to Exhibit 10.15 to Annual Report on Form 10-K filed on March 25, 2002).

(d)(4)	Grantor Trust Agreement, dated as of July 8, 2001 and amended and restated as of December 5, 2003, between Certegy Inc. and Wachovia Bank, N.A. (incorporated by reference to Exhibit 10.15(a) to Annual Report on Form 10-K filed on February 17, 2004).

(d)(5)	Certegy Inc. Non-Employee Director Stock Option Plan, effective as of June 15, 2001 (incorporated by reference to Exhibit 10.24 to Annual Report on Form 10-K filed on March 25, 2002).

(d)(6)	Certegy Inc. Deferred Compensation Plan, effective as of June 15, 2001 (incorporated by reference to Exhibit 10.25 to Annual Report on Form 10-K filed on March 25, 2002).

(d)(7)	Certegy 2002 Bonus Deferral Program Terms and Conditions (incorporated by reference to Exhibit 10.29 to Annual Report on Form 10-K filed on March 25, 2002).

(d)(8)	Form of Certegy Inc. Annual Incentive Plan (incorporated by reference to Exhibit 10.46 to Current Report on Form 8-K filed on February 10, 2005).

(d)(9)	Form of Certegy Inc. Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.47 to Annual Report on Form 10-K filed on March 11, 2005).

(d)(10)	Form of Certegy Inc. Stock Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.48 to Annual Report on Form 10-K filed on March 11, 2005).

(d)(11)	Form of Certegy Inc. Stock Incentive Plan Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.49 to Annual Report on Form 10-K filed on March 11, 2005).

(d)(12)	Form of Notice of Restricted Stock Grant and Restricted Stock Award Agreement under Fidelity National Information Services, Inc. (f/k/a Certegy Inc.) Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed on March 25, 2008).

(d)(13)	Fidelity National Information Services, Inc. 2005 Stock Incentive Plan, effective as of March 9, 2005 (incorporated by reference to Exhibit 10.84 to Annual Report on Form 10-K of Fidelity National Financial, Inc. filed on March 16, 2005).

(d)(14)	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 99.10 to Current Report on Form 8-K filed on February 6, 2006).

(d)(15)	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 99.11 to Current Report on Form 8-K filed on February 6, 2006).

(d)(16)	Amended and Restated Certegy Inc. Stock Incentive Plan, effective as of June 15, 2001 and amended and restated as of October 23, 2006 (incorporated by reference to Annex B to Amendment No. 1 to Registration Statement on Form S-4 filed on September 19, 2006).

(d)(17)	Form of Amendment to Change in Control Letter Agreements (incorporated by reference to Exhibit 99.36 to Current Report on Form 8-K filed on February 6, 2006).

(d)(18)	Fidelity National Financial, Inc. Amended and Restated 2001 Stock Incentive Plan, amended and restated as of July 24, 2001 and as of November 12, 2004 and effective as of December 16, 2004 (incorporated by reference to Annex B to Definitive Proxy Statement on Schedule 14A of Fidelity National Financial, Inc. filed on November 15, 2004).

(d)(19)	Micro General Corporation 1999 Stock Incentive Plan, effective as of November 17, 1999 (incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-8 of Micro General Corporation filed on February 1, 2000).

(d)(20)	Form of Stock Option Agreement and Notice of Stock Option Grant under Fidelity National Information Services, Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of Fidelity National Financial, Inc. filed on March 21, 2005).

(d)(21)	Sanchez Computer Associates, Inc. Amended and Restated 1995 Equity Compensation Plan, effective as of October 9, 1995 (incorporated by reference to Exhibit 99.1 to Registration Statement on Form S-8 of Fidelity National Financial, Inc. filed on April 15, 2004).

(d)(22)	InterCept Group, Inc. Amended and Restated 1996 Stock Option Plan, InterCept, Inc. 2002 Stock Option Plan and InterCept, Inc. G. Lynn Boggs 2002 Stock Option Plan, all amended and restated as of November 8, 2004 (incorporated by reference to Exhibits 99.2, 99.3 and 99.4, respectively, to Registration Statement on Form S-8 of Fidelity National Financial, Inc. filed on November 23, 2004).

(d)(23)	Fidelity National Financial Inc. 2004 Omnibus Incentive Plan, effective as of December 16, 2004 (incorporated by reference to Annex A to Definitive Proxy Statement on Schedule 14A of Fidelity National Financial, Inc. filed on November 15, 2004).

(d)(24)	Notice of Stock Option Grant under Fidelity National Financial, Inc. 2004 Omnibus Incentive Plan, effective as of August 19, 2005 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of Fidelity National Financial, Inc. filed on August 25, 2005).

(d)(25)	Fidelity National Information Services, Inc. 2008 Omnibus Incentive Plan, effective as of May 29, 2008 (incorporated by reference to Annex A to Definitive Proxy Statement on Schedule 14A filed on April 15, 2008).

(d)(26)	Form of Notice of Restricted Stock Grant and Restricted Stock Award Agreement under Fidelity National Information Services, Inc. 2008 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.50 to Annual Report on Form 10-K filed on February 27, 2009).

(d)(27)	Form of Notice of Stock Option Grant and Stock Option Agreement under Fidelity National Information Services, Inc. 2008 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.51 to Annual Report on Form 10-K filed on February 27, 2009).

(d)(28)	Restricted Stock Unit Award Agreement under the Fidelity National Information Services, Inc. 2008 Omnibus Incentive Plan, dated as of October 1, 2009, between William P. Foley and Fidelity National Information Services, Inc. (incorporated by reference to Exhibit 10.14 to Current Report on Form 8-K filed on October 2, 2009).

(d)(29)	Form of Notice of Restricted Stock Grant and Restricted Stock Award Agreement under Fidelity National Information Services, Inc. 2008 Omnibus Incentive Plan for November 2009 grants. (incorporated by reference to Exhibit 10.32 to Annual Report on Form 10-K filed on February 26, 2010).

(d)(30)	Fidelity National Information Services, Inc. Employee Stock Purchase Plan, effective as of March 16, 2006 (incorporated by reference to Annex C to Amendment No. 1 to Registration Statement on Form S-4 filed on September 19, 2006).

(d)(31)	Amended and Restated Metavante 2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to FIS’ Post-Effective Amendment No. 1 on Form S-8 to Form S-4 filed on October 1, 2009).

(d)(32)	Form of Metavante Non-Statutory Stock Option Award — Certificate of Award Agreement for grants made between November 2007 and October 2008 (incorporated by reference to Exhibit 10.10(a) to Metavante Technologies, Inc.’s Current Report on Form 8-K filed on November 6, 2007).

(d)(33)	Form of Metavante Non-Statutory Stock Option Award — Certificate of Award Agreement for grants made in November 2008 (incorporated by reference to Exhibit 10.10(b) to Metavante Technologies, Inc.’s Annual Report on Form 10-K filed on February 20, 2009).

(d)(34)	Form of Metavante Non-Statutory Stock Option Award — Certificate of Award Agreement for Frank R. Martire, Michael D. Hayford, Frank G. D’Angelo and Donald W. Layden, Jr. for grants made in November 2008 (incorporated by reference to Exhibit 10.10(c) to Metavante Technologies, Inc.’s Annual Report on Form 10-K filed on February 20, 2009).

(d)(35)	Form of Metavante Restricted Stock Award — Certificate of Award Agreement for grants made in November and December 2007 (incorporate by reference to Exhibit 10.10(b) to Metavante Technologies, Inc.’s Current Report on Form 8-K filed on November 6, 2007).

(d)(36)	Form of Metavante Restricted Stock Award — Certificate of Award Agreement for grants made in January 2008 (incorporated by reference to Exhibit 10.10(e) to Metavante Technologies, Inc.’s Annual Report on Form 10-K filed on February 20, 2009).

(d)(37)	Metavante Restricted Stock Award — Certificate of Award Agreement between Metavante Technologies, Inc. and Timothy C. Oliver dated November 12, 2007 (incorporated by reference to Exhibit 10.10(f) to Metavante Technologies, Inc.’s Annual Report on Form 10-K filed on February 20, 2009).

(d)(38)	Form of Metavante Performance Share Award — Certificate of Award Agreement (incorporated by reference to Exhibit 10.10(g) to Metavante Technologies, Inc.’s Annual Report on Form 10-K filed on February 20, 2009).

(d)(39)	Form of Metavante Restricted Stock Agreement for grants made to Frank R. Martire and Frank G. D’Angelo on October 2, 2009 (incorporated by reference to Exhibit 10.42 to Annual Report on Form 10-K filed on February 26, 2010).

(d)(40)	Form of Metavante Stock Option Agreement for grants made to Frank R. Martire, Michael D. Hayford, Frank G. D’Angelo and Brian Hurdis on October 2, 2009 (incorporated by reference to Exhibit 10.43 to Annual Report on Form 10-K filed on February 26, 2010).

(d)(41)	Form of Stock Option Agreement for grants made in November 2009 under the Metavante 2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.44 to Annual Report on Form 10-K filed on February 26, 2010).

(d)(42)	Form of Restricted Stock Agreement for grants made in November 2009 under the Metavante 2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.45 to Annual Report on Form 10-K filed on February 26, 2010).

(d)(43)	Fidelity National Information Services, Inc. Annual Incentive Plan, effective as of October 23, 2006 (incorporated by reference to Annex D to Amendment No. 1 to Registration Statement on Form S-4 filed on September 19, 2006).

(d)(44)	Form of Fidelity National Information Services, Inc. (f/k/a Certegy Inc.) Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.56 to Annual Report on Form 10-K filed on March 1, 2007).

(d)(45)	Investment Agreement, dated as of March 31, 2009, by and between Fidelity National Information Services, Inc. and the investors party thereto (incorporated by reference to Exhibit 99.1 to Registration Statement on Form S-4 filed on May 4, 2009).

(d)(46)	Shareholders Agreement, dated as of March 31, 2009, by and among Fidelity National Information Services, Inc., WPM, L.P. (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed May 4, 2009).

(d)(47)	Stock Purchase Right Agreement, dated as of March 31, 2009, among Fidelity National Information Services, Inc., WPM, L.P. (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed May 4, 2009).

(g)	Not applicable.

(h)	Not applicable.